August 15, 2011

VIA EDGAR

Suzanne Hayes, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:  TFS Financial Corporation

    File No. 001-33390
Form 10-K for the fiscal year ended September 30, 2010 Form 10-Q for the quarter ended March 31, 2011

Dear Ms. Hayes:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the July 25, 2011 comment letter from the Securities and Exchange Commission (the “Letter”) with respect to the filings referenced above (the “Filings”).

Our response to each comment is set forth below. For the convenience of the Staff, we have repeated each comment, followed by our response, in the order and according to the numbers assigned in the Letter.

* * * * *

Form10-K for the Fiscal Year Ended September 30, 2010

Item1. Business, page 3

Residential Mortgage Loans, page 9

SEC Comment No. 1 – “We note your disclosure on page 11 that you sold loans to Fannie Mae and others providing normal and customary representations and warranties. In addition, we note that you believe you do not have material repurchase obligations associated with these loans. Please tell us and revise to disclose if you have repurchased any loans from Fannie Mae or others during fiscal year 2010 and the first six-months of fiscal year 2011.”

TFS Financial Corporation Response – Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current information:

During the fiscal years ended September 30, 2011, 2010 and 2009, the Company repurchased $__._ million, $25.0 million and $1.4 million, respectively of loans previously sold to Fannie Mae and others. Of these repurchases, $_._ million, $0.9 million and none, respectively, were non-recourse loans that were not performing in accordance with the terms of their agreements, while $__ million, $0.3 million and $0.2 million, respectively were loans sold to Fannie Mae with recourse. The remaining repurchases, $__._ million, $23.8 million and $1.2 million, respectively, were performing loans (all current) that were identified as ineligible, due primarily to debt-to-income ratio exceptions, during post-sale loan file reviews. Additionally, during the fiscal years ended September 30, 2011 and 2010, we provided loss reimbursement to Fannie Mae, pursuant to post-disposition file reviews, on _ loans and one loan, respectively, realizing losses of $___ thousand and $75 thousand, respectively. No loss reimbursement was provided during the fiscal year ended September 30, 2009.

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August 15, 2011

Supplementally, we advise you that during the nine months ended June 30, 2011, the Company repurchased $1.2 million of loans previously sold to Fannie Mae and others. Of these repurchases none were non-recourse loans that were not performing in accordance with the terms of their agreements, while $0.3 million were loans sold to Fannie Mae with recourse. The remaining repurchases of $0.9 million were performing loans (all current) that were identified as ineligible due primarily to debt-to-income ratio exceptions identified during post-sale loan file reviews. Additionally, during the nine months ended June 30, 2011, we provided loss reimbursement to Fannie Mae, pursuant to post-disposition file reviews, on three loans, realizing a loss of $347 thousand.

SEC Comment No. 2 – “We note that here and throughout your filings you disclose that you did not adopt the loan origination requirement changes Fannie Mae made to their loan eligibility standards that became effective on July 1, 2010. Please revise your future filings to provide greater detail regarding what those changes were and why you chose not to adopt them as part of your underwriting policies and procedures.”

TFS Financial Corporation Response – Future filings will be revised to include then current information with respect to the status of our decision regarding the adoption of changes to our procedures that are necessary in order that we might fully comply with Fannie Mae’s revised loan eligibility requirements. The following italicized disclosure was included, beginning with the second sentence of the paragraph that starts at the bottom of page 28, in our Form 10-Q for the quarter ended June 30, 2011:

… In reaching our current decision regarding implementation of the changes necessary to comply with Fannie Mae’s revised requirements, we considered that since 1991, the Association, employing only non-commissioned loan originators and utilizing a centralized underwriting process, has sold loans to Fannie Mae under a series of proprietary variances, or contract waivers, that were negotiated between us and Fannie Mae during the term of our relationship. These proprietary concessions related to certain loan file documentation and quality control procedures that, in our opinion, did not diminish in any way the excellent credit quality of the loans that we delivered to Fannie Mae, but facilitated the efficiency and effectiveness of our operations and the quality and value of the loan products that we were able to offer to our borrowers. The excellent credit quality of the loans that we delivered to Fannie Mae was consistently evidenced by the superior delinquency profile of our portfolio in peer performance comparisons prepared by Fannie Mae throughout the term of our relationship. In response to the tumult of the housing crisis that commenced in 2008, and with the objective of improving the credit profile of its loan portfolio, Fannie Mae has enacted many credit tightening measures, culminating in the effective elimination of proprietary variances and waivers, accompanied by the imposition of additional file documentation requirements and expanded quality control procedures. In addition to substantively changing Fannie Mae’s operating environment, effects of the housing crisis spread throughout the secondary residential mortgage market and resulted in a significantly altered operating framework for all secondary market participants. We believe that this dramatically altered operating framework offers opportunities for business process innovators to create new secondary market solutions especially as such opportunities pertain to high credit quality residential loans similar to those that we have traditionally originated. With the current uncertainty as to how the secondary market might be structured in the future, the Association has concluded that it is premature to incur the costs of the infrastructural changes to our operations (file documentation collection and additive quality control procedures) that would be necessary to fully comply with current Fannie Mae loan eligibility standards. In the near term, the Association expects to monitor secondary market developments and will continue to assess

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the merits of implementing the changes required to comply with Fannie Mae’s loan eligibility standards.

Non-performing Assets and Restructured Loans, page 15

SEC Comment No. 3 – “We note you had non-accrual loans of $287.4 million and impaired loans with an unpaid principal balance of $341.8 million as of September 30, 2010, which included $90.6 million of accruing troubled debt restructurings (“TDRs”). In addition, we note your policy on page 15 that if collection of principal or interest in full is in doubt a loan will be placed on non-accrual status. Also, we note you define an impaired loan on page 23 as a loan that it is probable you will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Please explain to us the significant difference between the impaired loan balance and the non-accrual loan balance. As part of your response, provide a reconciliation between the two balances.”

TFS Financial Corporation Response – The recorded investment of loans in non-accrual status includes all loans greater than 90 days past due and troubled debt restructurings that were in non-accrual status prior to the restructuring and have not yet performed for a minimum of six consecutive months according to the terms of the restructuring agreement.

The recorded investment in impaired loans is comprised of all loans that are individually evaluated for impairment. This balance includes troubled debt restructurings that are performing and accruing, and certain other loans that are accruing because, at the reporting date, scheduled payments are less than 90 days past due. Loans that were identified for individual evaluation because scheduled payments were at one time greater than 90 days past due or, in the case of residential mortgage loans, greater than 180 days past due, continue to be individually evaluated for impairment until scheduled payments are less than 30 days past due. A small population of loans (two at June 30, 2011, with principal balances totaling $330 thousand) are individually evaluated for impairment because either the property that originally secured the loan has been destroyed or specific evidence provided to management indicates that the borrower is unlikely to make all future scheduled payments. Should scheduled payments be missed on accruing loans and, consequently, become 90 days past due, the loan would revert to non-accrual status.

The following table provides a reconciliation of the unpaid principal balance of impaired loans to the unpaid principal balance of loans in non-accrual status at September 30, 2010.

September 30, 2010
Unpaid Principal Balance
(in millions)
Non-accrual loans	$287.4
Accruing troubled debt restructurings	90.6
Accruing impaired loans (less than 90 days past due)	8.6
Less: Nonaccrual loans (greater than 90 days past due) collectively evaluated for impairment	44.8

Impaired loans	$341.8

Beginning December 31, 2010, balances of impaired loans and loans in non-accrual status are reported net of deferred fees. Future filings will be revised to include then current information with respect to the reconciliation of the balances of impaired loans and non-accrual loans and will

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be included in future filings in response to this comment. The following italicized disclosure was included in a separate paragraph at the bottom of page 39 in our Form 10-Q for the quarter ended June 30, 2011:

At June 30, 2011, September 30, 2010 and June 30, 2010, respectively, the recorded investment of impaired loans includes $128.2 million, $98.8 million and $81.1 million of accruing loans of which $118.9 million, $90.2 million and $75.0 million are troubled debt restructurings and $9.3 million, $8.6 million and $6.1 million of loans that are returned to accrual status when contractual payments are less than 90 days past due and continue to be individually evaluated for impairment until contractual payments are less than 30 days past due. At June 30, 2011, September 30, 2010 and June 30, 2010, respectively, the recorded investment of non-accrual loans includes $26.1 million, $44.7 million, $53.7 million that are not included in the recorded investment of impaired loans because they are included in loans collectively evaluated for impairment.

Delinquent Loans, page 18

SEC Comment No. 4 – “We note from your home equity loans and line of credit tabular disclosure on page 21 that the percentage of home equity loans and lines 90 days or more delinquent were higher for those in repayment compared to those in the draw period. In addition, we note that you calculate the current CLTV based on the best available first mortgage and property values. Please respond to the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

b)	Tell us and disclose the percentage of the home equity loans and lines portfolio where you also hold or service the first lien.

c)	Tell us whether the default and delinquency statistics for the home equity loans and lines where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.

d)	Explain to us how you consider the higher delinquency rate for home equity loans and lines in repayment status in your calculation of the allowance for loan losses for both these loans and the home equity lines in the draw period. Specifically, discuss if you have more than one home equity loan and line pool for your calculation. If so, tell us the qualitative factors you consider for each pool (i.e. trend of higher delinquencies, etc.) and if the loss factors are weighted differently for each pool.

e)	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.

f)	Tell us how you obtain the first mortgage information and property values to calculate the current CLTV and the frequency of which you update this information for those home equity loans and lines that are not 90 days or more past due. In addition, tell us how you use this information in your allowance for loan losses calculation.

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g)	Tell us if you record a specific allowance on the home equity lines of credit that have a current CLTV greater than 100% if the loan is otherwise current and performing.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	We do not systemically track the default status of borrowers’ first mortgage loans unless they are delinquent on the home equity loan or line of credit. However, we do obtain refreshed credit bureau reports on a quarterly basis which disclose the borrower’s delinquency status by trade line type including loans collateralized by real property (‘Property Trades”). The first lien data is included as part of this analysis. This information is considered when the borrower is at any stage of delinquency on his or her home equity line or loan and is evaluated in determining appropriate collection actions and charge-off decisions. Property Trade delinquency status is included as a part of our comprehensive equity line suspension program.

b)	Currently, approximately 43% of our home equity lending portfolio is either in first position or in a subordinate position behind our first lien, detailed as follows:

1.	First position home equity (24% of our portfolio)

2.	Subordinate behind our first lien (6% of our portfolio)

3.	Subordinate behind the first lien that we created when we originated the loan prior to the loan being sold to a third party for whom we now service the loan (13% of our portfolio).

Future filings will be revised to include then current information with respect to the portion of our home equity lending portfolio that is either in first position or in a subordinate position behind our first lien. The following italicized disclosure was included in a separate paragraph at the bottom of page 41 in our Form 10-Q for the quarter ended June 30, 2011:

At June 30, 2011, 43% of our home equity lending portfolio was either in first lien position (24%) or was in a subordinate (second) lien position behind a first lien that we held (6%) or behind a first lien that was held by a loan that we serviced for others (13%).

c)	The difference in performance between home equity lines of credit and home equity lines in repayment that we hold or service the first lien position and those that we do not is negligible, with the exception of a small portion (approximately $220 million) of the portfolio that was originated by our former internet bank subsidiary – DeepGreen Bank. Home equity lines and loans generated through Third Federal Savings were originated in a retail format and did not rely on wholesale intermediaries. Home equity lines and loans generated through DeepGreen were originated via an internet solution that varied from Third Federal’s retail format and have not performed as well as the Third Federal originated portfolio:

1.	Home equity lines and lines in repayment that are in first lien positions or where we hold or service the first lien (43% of the total home equity lending portfolio):

i.	98% current

ii.	.42% >30 days

iii.	.58 > 60 days

iv.	1% > 180 (a majority of these are in first lien position)

2.	Home equity lines and lines in repayment that are subordinate to another lender’s first lien (45% of total home equity lending portfolio):

i.	98% current

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ii.	.39% >30 days

iii.	.41% > 60 days

iv.	1% > 180

3.	DeepGreen home equity lines and lines in repayment (7% of total home equity lending portfolio):

i.	95% current

ii.	.80% >30 days

iii.	.58 > 60 days

iv.	3% > 180

The remaining 5% of the total home equity lending portfolio is comprised of relationships that were originated as amortizing home equity loans.

d)	Home equity lines in repayment have a higher propensity of delinquency relative to the home equity line of credit portfolio in total due to the payment shock that occurs when the debt service requirement of a home equity line of credit borrower is converted from interest only to principal and interest. However, home equity lines in repayment currently comprise only 5% of the home equity lending portfolio. Calculations related to our allowance for loan losses are directly influenced by the delinquency segmentation of the home equity line of credit and home equity loan portfolios based on migration rates from delinquency to charge-off relative to line or loan characteristics. These characteristics are based on our charge-off experience over a rolling 12 month period and are bifurcated by line and loans as follows:

1.	Home equity line of credit delinquency migration segments ordered by likelihood of charge-off:

i.	Troubled debt restructuring (excluding cured accounts)

ii.	DeepGreen account

iii.	Borrowers in bankruptcy or foreclosure (including 3rd party)

iv.	Line is in repayment

v.	There is negative equity

vi.	Property located in Florida

vii.	Line secured by a condominium

viii.	Remaining population

2.	Home equity loan migration segments ordered by likelihood of charge-off:

i.	Troubled debt restructuring (excluding cured accounts)

ii.	DeepGreen account

iii.	Borrower in bankruptcy or foreclosure (including 3rd party)

iv.	There is negative equity

v.	Property located in Florida

vi.	Remaining population

e)	Based on information that is collected on a monthly basis approximately 19% of home equity line of credit borrowers make only the minimum payment on their outstanding line balance.

Future filings will be revised to include then current information with respect to the portion of our home equity lines of credit portfolio that makes only the minimum payment on their outstanding line balance. The following italicized disclosure was included as the last sentence in the last paragraph at the bottom of page 41 in our Form 10-Q for the quarter ended June 30, 2011:

At June 30, 2011, 19% of our home equity line of credit portfolio makes only the minimum payment on their outstanding line balance.

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f)	We currently use several sources to determine first mortgage balances and current property values on a quarterly basis on accounts less than 90 days delinquent as described below:

1.	Current first lien mortgage balances:

i.	Miser (servicing system) Reports indicating the amounts reported on credit bureau 1st mortgage balances for home equity lines and loans in subordinate positions

2.	Current Value: is determined by evaluating the information available to us in the following order

i.	Full appraisals that are within 6 months of the automated valuation model (“AVM”) run date, and if it is

ii.	Use Full appraisal within 3 months of the most recent and within 6 months of most recent drive-by appraisal

iii.	Most recent drive-by appraisal within 6 months of AVM run date

iv.	If there is not a recent appraisal we default to the most recent of the following sources:

(1)	AVM value that passes our acceptance criteria

(2)	If our acceptance criteria is not met, use the AVM “Low” value

(3)	Home Price Index if we have a value.

We monitor, on a quarterly basis, the credit risk associated with this portfolio based on the second lien position and declining home values which have stripped many customers of equity in the their homes. Combined loan to value (“CLTV”) is considered in establishing a specific valuation allowance (“SVA”) upon default. In addition to the SVA and the general valuation allowance (“GVA”), we have established an additional reserve to recognize the macroeconomic factors present in today’s unique economic and housing markets that are currently affecting loan performance and adversely affecting the consumers’ ability to perform according to the loan terms. We refer to this additional economic risk reserve as the market valuation allowance (MVA). The MVA addresses more qualitative factors that impact the probability of default and severity of loss issues that are not captured quantitatively using a strictly historical analysis. The MVA is incorporated into the overall GVA for external financial reporting purposes.

g)	We do not provide an SVA for home equity lines of credit that have a current CLTV greater than 100% if the line of credit is otherwise current and performing. Performing lines of credit that have a CLTV greater than 100% influence the GVA and are considered in the determination of the MVA but are not evaluated on an individual basis.

Prompt Corrective Action Regulations, page 39

SEC Comment No. 5 – “In future filings please include your actual capital ratios at your fiscal year and rather than simply stating that you meet the criteria for being considered “well-capitalized.”“

TFS Financial Corporation Response – Future Form 10-K filings will be revised to include current fiscal year information in the format of the following table, which has been included in our prior quarterly reports on Form 10-Q. The following italicized disclosure appears on page 53 of our Form 10-Q for the quarter ended June 30, 2011:

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As of June 30, 2011 the Association exceeded all regulatory requirements to be considered “Well Capitalized” as presented in the table below (dollar amounts in thousands).

	Actual		Required
	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets	$1,586,647	22.02%	$720,408	10.00%
Core Capital to Adjusted Tangible Assets	1,496,596	13.82	541,404	5.00
Tangible Capital to Tangible Assets	1,496,596	13.82	N/A	N/A
Tier 1 Capital to Risk-Weighted Assets	1,496,596	20.77	432,245	6.00

Recent Financial Reform Legislation, page 44

SEC Comment No. 6 – “Please tell us what impact you believe the Office of the Comptroller of the Currency’s assumption and supervision of the Office of Thrift Supervision and other aspects of the Dodd-Frank Act will have on your operations going forward. In particular, please tell us the impact these changes will have on your liquidity and your ability to access the equity capital markets via a supplemental first step transaction or a full (second step) transaction.”

TFS Financial Corporation Response – We believe and expect that the Office of the Comptroller of the Currency’s (OCC) assumption of supervisory responsibilities for federally chartered thrift institutions will not have a material impact on our future operations. In anticipation of the transition to a new regulatory environment, in August 2010 we self-initiated a comprehensive review of our risk management practices and have set into motion an enterprise-wide expansion and enhancement of our approach to risk management. While there are certainly costs associated with the development and maintenance of this risk management framework, we believe that compensating benefits will also result. From a liquidity perspective, we have been alerted to the potential that the OCC may prefer to see higher levels of on-balance sheet liquidity, which we do not view as presenting a significant operating obstacle as, in the past, we have consistently targeted retail (deposit) funding for our operations and have preserved wholesale funding arrangements as sources of contingent liquidity. Additionally, our high capital levels provide balance sheet flexibility in the management of on-balance sheet liquidity levels.

With regard to supplemental first step or full (second step) transactions, Section 625 of the Dodd Frank bill specifically provides that waived dividends shall not be considered in determining exchange ratios in the event of a full second step conversion, if the mutual holding company had waived dividends it had a right to receive before December 1, 2009. Since our mutual holding company falls under that exemption, we do not feel there is any impact on the valuation or exchange ratio. While Dodd Frank also provides the ability for a mutual holding company to waive its right to receive dividends in the future, we are closely monitoring the deliberations of the Board of Governors of the Federal Reserve System on this matter. Additionally, we note that our capital levels are comparatively high and that we currently do not have the need for additional capital, nor do we anticipate such a need in the foreseeable future.

Item 1A. Risk Factors, page 46

General

SEC Comment No. 7 – “Please provides us with a draft of a risk factor to be included in future filings discussing that your ability to reduce interest rate risk has been limited by the fact that you are no longer able to sell newly originated longer-term fixed rate residential loans to Fannie Mae or

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Freddie Mac. Your draft disclosure should quantify the effect this inability to sell these newly originated loans will have on the company, including the decrease in the number of loans sold.”

TFS Financial Corporation Response – The following risk factor has been included on page 56 of our Form 10-Q for the quarter ended June 30, 2011:

Our ability to reduce interest rate risk has been adversely affected by the fact that the Association no longer sells long-term fixed-rate residential loans to Fannie Mae.

Effective July 1, 2010, Fannie Mae, the Association’s primary loan investor, promulgated certain loan origination requirement changes affecting loan eligibility that, to date, we have not adopted. Accordingly, the Association’s ability to reduce interest rate risk via our traditional sales of longer-term fixed-rate residential loans is limited until the Association either changes its loan origination processes or Fannie Mae revises its loan eligibility standards. In the absence of such changes, future sales of longer-term fixed-rate mortgage loans will be predominantly limited to those loans that have established payment histories, strong borrower credit profiles, are supported by adequate collateral values and are acceptable to market participants other than Fannie Mae. During the three and nine-month periods ended June 30, 2011, we sold to Fannie Mae $8.0 million, and $13.3 million, respectively, of longer-term fixed-rate residential loans compared to $542.1 million and $942.2 million during the three and nine-month periods ended June 30, 2010, respectively. Sales to other market participants totaled $20.3 million during the three-month period ended June 30, 2011.

Because it is no longer selling loans to Fannie Mae, the Association is also generating less non-interest income. During the three and nine-month periods ended June 30, 2011, we realized net gains on the sale of loans of $201 thousand and $490 thousand, respectively, compared to net gains on the sale of loans of $19.7 million and $25.5 million during the three and nine-month periods ended June 30, 2010, respectively.

The Association’s ability to reduce interest rate risk exposure may be further compromised by its inability to do so using home equity lines of credit, which the Association has not offered since June 2010. While we have taken mitigating steps to reduce interest rate risk through, among other means, the production of SmartRate adjustable rate mortgages, which have improved interest rate characteristics as compared to long-term fixed-rate mortgages, the production volume of such loans may be insufficient to offset the increased interest rate risk resulting from the Association no longer selling loans to Fannie Mae.

Note 1. Summary of Significant Accounting Policies, page 90

Allowance for Loan Losses, page 91

SEC Comment No. 8 – “We note your disclosure on page 92 that beginning September 30, 2010 you included in your loans individually evaluated for impairment troubled debt restructurings (TDRs) that are 90 or more days past due. Please tell us and revise to disclose whether you have always classified TDRs as impaired loans. If you did not, please explain to us why not. Additionally, clarify how you measured the allowance for TDRs that were 90 days or more past due prior to the change you made at September 30, 2010 to individually evaluate them for impairment.”

TFS Financial Corporation Response – Loans modified in troubled debt restructurings have always been classified as impaired loans at the time of restructuring. Prior to September 30, 2010, the allowance for TDRs that were 90 days or more past due was measured based on the present value of expected future cash flows for the loans and the allowance was measured based on the fair value of the collateral at180 days past due. Future filings will be revised to include disclosure similar to the following so as to provide additional clarity. The following

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italicized disclosure was included, beginning with the last two sentences of the next to last paragraph at the bottom of page 16 in our Form 10-Q for the quarter ended June 30, 2011:

…Beginning September 30, 2010, equity loans, bridge loans, and loans modified in troubled debt restructurings were included in loans individually evaluated based on the fair value of the collateral at 90 or more days past due. Prior to September 30, 2010, the collateral-based evaluation was performed on these loans at 180 or more days past due.

Loans modified in troubled debt restructurings are separately evaluated for impairment at the time of restructuring and at each subsequent reporting date for as long as they are reported as troubled debt restructurings. The impairment evaluation is based on the present value of expected future cash flows discounted at the effective interest rates of the original loans when the loan is less than 90 days past due. The result of the cash flow analysis is further discounted by a factor representing a potential for default. Valuation allowances are recorded for the excess of the recorded investments over the result of the cash flow analyses. Troubled debt restructurings that are 90 days or more past due are evaluated for impairment based on the fair value of the collateral. The fair value less estimated cost to dispose of the underlying property is compared to the combined basis in the loan to estimate a loss recorded as a specific valuation allowance in the allowance for credit losses. This applies to all mortgage loans and lines of credit. Consumer loans are not considered for restructuring. A loan modified in a troubled debt restructuring is classified as an impaired loan for a minimum of one year. After one year, a loan is no longer included in the balance of impaired loans if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of restructuring agreement.

Note 5. Loans and Allowance for Loan Loss, page 97

SEC Comment No. 9 – “We note your disclosure on page 99 that home equity lines of credit are interest only for a maximum of ten years and then convert to fully amortizing at which time they are included in the home equity loan balance. In addition, we note from your tabular disclosure on page 22 that there were home equity lines of credit in the draw period and originated in 2000 and prior, but were not included in the home equity loans balance. Please clarify for us the terms of the home equity lines of credit including the draw period, when the loans convert to amortizing, and if these terms vary based on year of origination.”

TFS Financial Corporation Response – In response to your request for clarification, we advise you that in general, the home equity line of credit product offered by Third Federal Savings was characterized by a ten year draw period followed by a ten year repayment period. The DeepGreen Bank product (less than 10% of the current portfolio) generally provided a five year draw period followed by a fifteen year repayment period. With respect to the Third Federal Savings product, prior to June 2010 (when we suspended new home equity lending), there were two types of transactions that could result in a draw period that extended beyond ten years. The first transaction involved customer requests for increases in the amount of their home equity line of credit. When the customer’s credit performance and profile supported the increase, the draw period term was reset for the ten year period following the date of the increase in the home equity line of credit amount; however, the account origination date remained unchanged. So, for example, a home equity line of credit that was originated in 1999 for $25,000 and was then increased in 2004 to $50,000 would retain the 1999 origination date but would have a revised draw period that extended until 2014. A second transaction that impacted the draw period involved extensions. For a period of time prior to June 2008, Third Federal Savings had a program that evaluated home equity lines of credit that were nearing the end of their draw period

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and made a determination as to whether or not the customer should be offered an additional ten year draw period. So, for example, a home equity line of credit account originated in 1997 might have been considered for extension 90 days prior to its original 2007 repayment date. If the account and customer met certain pre-established criteria, an offer would have been made to extend the otherwise expiring draw period by ten years from the date of the offer. If the customer chose to accept the extension, the 1997 origination date of the account would remain unchanged but the account would have a revised draw period that extended until 2017.

Note 15. Commitments and Contingent Liabilities, page 113

SEC Comment No. 10 – “We note your disclosure on page 114 that you have a liability for estimated losses on your reinsurance contracts and that you absorb losses in excess of a specified percentage of the principal balance of a given pool of loans, subject to a contractual limit. Also, we note your maximum losses due to these reinsurance agreements were $15.6 million and $15.5 million at September 30, 2010 and March 31, 2011. In an effort to provide transparent disclosures, please tell us and revise to disclose in future filings the following:

•	Quantify the specified percentage and contractual limit defined in the contract related to your loss exposure;

•

Provide a roll-forward of the liability presenting separate amounts for increases in the reserve due to changes in estimate and new reinsurance agreements and decreases attributable to realization of losses; and

•

To the extent that it is at least reasonably possible that exposure to loss exists in excess of the accrued amount, discuss the possible loss, range of loss, or provide explicit disclosure why an estimate cannot be made.”

TFS Financial Corporation Response – Future Form 10-K filings will be revised to include current fiscal year information in the format of the following paragraph and table. The following italicized paragraph appears on page 21 of our Form 10-Q for the quarter ended June 30, 2011:

The Company assumes mortgage guaranty insurance on an excess of loss basis for the mortgage guaranty risks of certain mortgage loans in its own portfolio, including Home Today loans and loans in its servicing portfolio, through reinsurance contracts with two primary mortgage insurance companies. Under these contracts, the Company absorbs mortgage insurance losses in a range of five to seven percentage points in excess of the initial five percentage point loss layer of a given pool of loans, in exchange for a portion of the pool’s mortgage insurance premiums. The first five percent layer of loss must be exceeded before the Company assumes any liability. At June 30, 2011, the maximum losses under the reinsurance contracts were limited to $15.1 million. The Company has paid $2.2 million of losses under these reinsurance contracts and has provided a liability for the remaining estimated losses totaling $4.3 million as of June 30, 2011. When evaluating whether or not the reserves provide a reasonable provision for unpaid loss and loss adjustment expenses, it is necessary to project future loss and loss adjustment expense emergence and payments for loan delinquencies occurring through the balance sheet date. The actual future loss and loss adjustment expense may not develop as actuarially projected. They may in fact vary considerably from the projections as mortgage insurance results are influenced by factors such as unemployment, housing market conditions, loan repayment rates, etc. Management believes it has made adequate provision for estimated losses. Based upon notice from our two primary mortgage insurance companies, no new contracts are being added to the

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Company’s risk exposure. Our insurance partners will retain all new mortgage insurance premiums and all new risk.

Disclosure similar to the following lead-in and table, adjusted as necessary to reflect then-current information, will be included in future Form 10-K filings.

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows (2011 column is as of June 30, 2011):

	September 30,
	2011	2010	2009
Balance, beginning of year	$5,082	$5,846	$5,771

Incurred increase (decrease):	(185)	501	302

Paid claims:	(615)	(1,265)	(227)

Balance, end of period	$4,282	$5,082	$5,846

Note 16. Fair Value, page 114

SEC Comment No. 11 – “We note your disclosure on page 115 that for some of your available for sale securities you obtain fair value measurement from a third party independent pricing service. Please revise your disclosure in future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please disclose the following:

•

Disclose the procedures you perform to validate that the prices received from pricing services are consistent with the measurement guidance in ASC 820, and to ensure that you properly classify the assets in the fair value hierarchy;

•	Disclose any procedures you perform to formally evaluate the models and assumptions utilized by the pricing services; and

•	Explain whether, and if so, how and why, you adjust prices obtained from the independent pricing sources.”

TFS Financial Corporation Response – Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current information. The following italicized disclosure is included on page 22 in our Form 10-Q for the quarter ended June 30,

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August 15, 2011

2011 (for your convenience, to highlight the changes made specifically to address the issues described in Comment 11, language that has been added is underlined):

Investment Securities Available for Sale- Investment securities available for sale are recorded at fair value on a recurring basis. At June 30, 2011 and September 30, 2010, respectively, this includes $7.9 million and $15.9 million of investments in U.S. government agencies including U.S. Treasury notes and sequentially structured, highly liquid collateralized mortgage obligations (“CMOs”) issued by Fannie Mae, Freddie Mac, and Ginnie Mae and $8.7 million and $8.8 million of secured institutional money market deposits insured by the FDIC up to the current coverage limits, with any excess collateralized by the holding institution. Both are measured using the market approach. The fair values of treasury notes and CMOs represent unadjusted price estimates obtained from third party independent nationally recognized pricing services using pricing models or quoted prices of securities with similar characteristics and are included in Level 2 of the hierarchy. At the time of initial measurement and, subsequently, when changes in methodologies occur, management obtains and reviews documentation of pricing methodologies used by third party pricing services to verify that prices are determined in accordance with fair value guidance in U.S. GAAP and to ensure that assets are properly classified in the fair value hierarchy. Additionally, third party pricing is reviewed on a monthly basis for reasonableness based on the market knowledge and experience of company personnel that interact daily with the markets for these types of securities. The carrying amount of the money market deposit accounts is considered a reasonable estimate of their fair value because they are cash deposits in interest bearing accounts valued at par. These accounts are included in Level 1 of the hierarchy.

SEC Comment No. 12 – “We note your disclosure of the carrying amount and estimated fair value of your mortgage loans held for investment at September 30, 2010 and 2009, and that the fair value exceeds the carrying amount at both September 30, 2010 and 2009. We also note your disclosure indicating that fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same maturity. Please tell us why your analysis of the cash flows is based on contractual cash flows for all of the loans instead of expected cash flows. As part of your response, tell us how you believe credit exposure is fully reflected in your fair value analysis.”

TFS Financial Corporation Response – We advise you that we believe that “contractual cash flows adjusted for prepayments” are representative of and equivalent to “expected cash flows”. Further, we advise you that we believe that by presenting the carrying value of mortgage loans held for investment, net of the recorded allowance for loan losses ($153.3 million at June 30, 2011), that we have appropriately captured and reflected credit exposure in our fair value analysis.

Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current information. The following italicized disclosure is included on page 25 in our Form 10-Q for the quarter ended June 30, 2011 (for your convenience, to highlight the changes made specifically to address the issues described in Comment 12, language that has been added is underlined and language that has been deleted is indicated by a strike-through):

Loans – For mortgage loans held for investment and other loans, fair value is estimated by discounting expected ~~contractual~~ cash flows ~~adjusted for prepayment estimates~~ using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the

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August 15, 2011

same remaining term. Further, in order to appropriately capture and reflect credit exposure, estimated fair value is reduced by the allowance for loan losses.

Definitive Proxy Statement on Schedule 14A

Semi-Annual Performance-based Cash Bonuses for Named Executive Officers, page 18

Long-Term Incentives, page 20

SEC Comment No. 13 – “Please provide us with revised disclosure discussing how the Compensation Committee determined: (1) the percentage of the incentive pool and (2) the size of the equity grants awarded to each of your named executive officers. Also, with respect to the equity grants, please provide us with revised disclosure discussing why the Compensation Committee decided to award only restricted stock units to Mr. Ringenbach, while it awarded a combination of stock options and restricted stock units to the other named executive officers.”

TFS Financial Corporation Response – In response to clause (1) of Comment No. 13, future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current decisions (for your convenience, to highlight the changes made specifically to address the issues described in clause (1) of Comment 13, language that has been added is underlined):

The Committee determined that for each semi-annual period of 2010, the incentive pool was to be distributed to the named executive officers in accordance with the following percentages:

Named Executive Officer	Percentage of Incentive Pool
Marc A. Stefanski	45.9%
John P. Ringenbach	15.8%
Marianne Piterans	13.4%
Ralph M. Betters	12.7%
David S. Huffman	12.2%

The percentage of the incentive pool allocated to each participant was based on the Committee’s judgment in reviewing market data for the executive positions, the executives’ salaries, and the desire to support the Company’s culture of rewarding teamwork. As such, the Committee established a relationship of desired annual bonuses as a percentage of base salary that would be awarded each executive. Each of Mr. Stefanski’s direct reports was ascribed an equal portion of the bonus pool relative to their respective base salaries. Thus, the pool allocation would provide each executive with a semi-annual performance-based bonus that represented the same percentage of their base salary earned during the period. Given Mr. Stefanski’s role and reflecting relevant market data, Mr. Stefanski’s portion of the pool was established to deliver 125% of the amount received by his direct reports when stated as a percentage of base salary. Thus, if Mr. Stefanski’s direct reports each were to receive a bonus of 10% of base salary, Mr. Stefanski would receive a bonus of 12.5% of base salary.

In response to clause (2) of Comment No. 13, future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current decisions (for your convenience, to highlight the changes made specifically to address the issues described in clause (2) of Comment 13, language that has been added is underlined):

In developing our grant sizes for long-term incentive awards to named executive officers in fiscal year 2010, the following were considered:

•	The competitive pay analyses of the two comparator peer groups previously mentioned;

•	Each executive’s role within our Company; and

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August 15, 2011

•	The cost and share usage associated with the proposed grants made in fiscal years 2009 and 2008.

The Committee’s view is that the long-term incentive program should be predominantly performance-oriented. As such, the Committee opted to provide approximately two-thirds of the grant value in the form of stock options and one-third of the grant value in the form of restricted stock units.

In response to the final portion of Comment No. 13, regarding John Ringenbach’s equity award, in future filings new language will be added following the tabular display of grants to provide disclosure similar to the following, adjusted as necessary to reflect then-current decisions:

The Committee chose to award Mr. Ringenbach exclusively restricted stock units in light of his anticipated (but currently undetermined) retirement in the near term. It was the Committee’s view that restricted stock units would be more appropriate for Mr. Ringenbach as his retirement would significantly impact the exercise term of any stock options awarded to him.

Director Compensation, page 32

SEC Comment No. 14 – “On page 23 you disclose that Mr. Kobak was provided with a car under the company’s car program. However, the director compensation table does not reflect any compensation for Mr. Kobak relating to the company’s car program. Please explain this apparent inconsistency.”

TFS Financial Corporation Response – The value to Mr. Kobak ($2,168.34) of the Company’s car program was inadvertently omitted from the 2011 director compensation table. Future filings will be revised to include the value to Mr. Kobak relating to the Company’s car program and such amounts will be properly included and disclosed in the director compensation table.

Certain Relationships and Related Transactions, page 37

SEC Comment No. 15 – “We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other persons.” Please confirm that you provided the correct representation required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K (“persons not related to the lender”) or amend with the required information. In future filings please use the correct language for the representation.”

TFS Financial Corporation Response – We confirm to you that we provided the correct representation required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K (“persons not related to the lender”) regarding terms, including interest rates and collateral, on our loans to insiders which were substantially the same as those prevailing at the time for comparable transactions with persons not related to the lender. Future filings will be revised to include the correct language (“persons not related to the lender”) for the representation.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 4. Loans and Allowance for Loan Losses, page 9

SEC Comment No. 16 – “We note your disclosure on page ten that you will return a loan to accrual status when in your judgment the borrower’s ability to make periodic interest and principal payments are back to normal. Please revise the disclosure in future filings to discuss the factors

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August 15, 2011

you consider in your decision to return a loan to accrual status. In addition, revise to disclose your policy for determining past due or delinquency status.”

TFS Financial Corporation Response – The following italicized disclosure is included as the last paragraph on page 10 in our Form 10-Q for the quarter ended June 30, 2011 to more fully explain the circumstances under which a loan is returned to accrual status (for your convenience, to highlight the changes made specifically to address the issues described in Comment 16, language that has been added is underlined and language that has been deleted is indicated by strike-through):

Loans are placed in nonaccrual status when they are contractually 90 days or more past due. Loans modified in troubled debt restructurings that were in nonaccrual status prior to the restructurings remain in nonaccrual status for a minimum of six months. Interest on loans in accrual status, including certain loans individually reviewed for impairment, is recognized in interest income as it accrues, on a daily basis. Accrued interest on loans in non-accrual status is reversed by a charge to interest income and income is subsequently recognized only to the extent cash payments are received. Cash payments on loans in non-accrual status are applied to the oldest scheduled, unpaid principal and interest payment first. ~~A nonaccrual loan is returned to accrual status when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal.~~ A nonaccrual loan, other than a troubled debt restructuring, is returned to accrual status when contractual payments are less than 90 days past due. The number of days past due is determined by the number of days the oldest contractual principal and interest payment remains unpaid.

Future filings will be revised to include disclosure as follows to more fully explain the circumstances under which a loan is returned to accrual status:

Loans are placed in nonaccrual status when they are contractually 90 days or more past due. A nonaccrual loan, other than a troubled debt restructuring, is returned to accrual status when contractual payments are less than 90 days past due. A loan modified in a troubled debt restructuring that was in nonaccrual status prior to the restructuring remains in nonaccrual status until performance under the restructuring agreement is demonstrated, a minimum of six months. The number of days past due is determined by the number of days the oldest contractual principal and interest payment remains unpaid.

SEC Comment No. 17 – “We note your disclosure on page 14 that loans are charged off when less than full payment is accepted as satisfaction for a loan; a foreclosure action is completed and the fair value of the collateral received is insufficient to satisfy the loan; management concludes the costs of foreclosure exceed the potential recovery; or, in the case of home equity loans and lines of credit, management determines the collateral is not sufficient to satisfy the loan. Please respond to the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Tell us whether there is any fixed date by which you would charge off the loan – for example, after the loan is 270 days past due;

b)	Tell us and disclose whether you have experienced longer foreclosure timelines during the past year as a result of some of the foreclosure and servicing problems the industry has faced, and provide disclosure of the effects on your charge-off ratios given your stated policy;

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c)	Given your stated charge-off policy for home equity loans and lines of credit, please clarify if this results in a policy where a portion of the loan is charge-off at a fixed number of days – for example, after the loan is X days past due; and

d)	Clarify how frequently you conclude that the costs of foreclosure exceed the potential recovery and disclose if these determinations are concentrated in certain geographic loan populations.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	Through June 30, 2011, as an OTS-regulated institution, we did not use the criteria of a specific number of days delinquent as a stand-alone determinant for the timing of a loan charge-off decision. Rather, at 90 days delinquent for our home equity lending products, and at 180 days delinquent for our first mortgage loan products, we performed individual loan level evaluations for the purpose of determining the need for a full charge-off or a specific valuation allowance in lieu of a partial charge-off. Our allowance methodology considers SVAs in our historical charge-off analysis. Prospectively, and as a part of our transition to the OCC supervisory framework, we expect that we will conform more closely to the Uniform Retail Loan Classification guidelines which mandate either full or partial charge-off when a loan becomes 180 days delinquent, depending on lien position and available equity. Accordingly, we expect the prospective use of specific valuation allowances will decrease. Future filings will be revised to include disclosure to more fully explain the expected transition from the use of specific valuation allowances to the use of partial charge-offs. The following italicized disclosure is included as the first full paragraph appearing on page 37 in our Form 10-Q for the quarter ended June 30, 2011:

As previously disclosed, on July 21, 2011, the Association’s primary regulator, the OTS, was merged into the OCC at which time supervision of the Association transferred to the OCC. Traditionally, instead of establishing specific valuation allowances (SVAs), many OCC-regulated institutions have either charged-off, or charged-down, loan impairments, particularly with respect to residential mortgage loan portfolios like ours. As a result, many OCC-regulated institutions do not report significant amounts of SVAs associated with residential mortgage loan portfolios. If the Association’s treatment of loan impairments were to be reset to conform to the methodology of many OCC-regulated institutions and previously established SVAs were charged-off, the provision for loan losses reported in the Consolidated Statements of Income (Loss) would be unchanged. However, in the period of change, reported loan charge-offs would increase and the balance of the allowance for loan losses would decrease by the amount of the previously established SVAs that was charged-off. Additionally, reported balances of delinquent/nonperforming loans would decrease by that same amount.

b)

During the last year, reflective of the much publicized foreclosure and mortgage servicing problems that have confronted our industry, we have experienced longer foreclosure timelines, particularly in Florida. The longer foreclosure timelines in Florida generally have a greater impact on our first position liens as opposed to our subordinate liens primarily because the significant property value decline in Florida since 2008, when coupled with the subordinate lien position of home equity lending products, generally results in high percentage of full charge-offs on the date of initial evaluation. Once a home equity loan or line of credit has been fully charged off, foreclosure timing is no longer relevant. Longer foreclosure timelines generally result in greater loss experience rates on first position liens where full charge-offs are not as prevalent, particularly to the extent that property values

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August 15, 2011

continue to decline during the foreclosure process. These expected higher loss experience rates are factored into the determination of collateral fair value and are considered in making charge-off and specific valuation allowance decisions. Future filings will be revised in a manner similar to the following italicized paragraph, to more fully explain the impact of extended foreclosure timelines on our charge-off ratios.

Reflective of the much publicized foreclosure and mortgage servicing problems that have confronted our industry, we have generally experienced longer foreclosure timelines, particularly in Florida. The longer foreclosure timelines in Florida generally have a greater impact on our first position liens as opposed to our subordinate liens primarily because the significant property value decline in Florida since 2008, when coupled with the subordinate lien position of home equity lending products, generally results in a high percentage of full charge-offs on the date of initial evaluation. As a result, once a home equity loan or line of credit has been fully charged off, foreclosure timing is no longer relevant. Longer foreclosure timelines generally result in greater loss experience rates on first position liens where full charge-offs are not as prevalent, particularly to the extent that property values continue to decline during the foreclosure process. These expected higher loss experience rates are factored into the determination of collateral fair value and are considered in making charge-off and specific valuation allowance decisions.

c)	When home equity loans and lines of credit become 90 days delinquent, collateral adequacy is evaluated to determine whether a deficiency exists. If a partial deficiency is deemed to exist, an SVA for the deficiency balance is established. If no recovery is deemed probable, the home equity loan or line of credit is charged off. As described in our response to sub-item a) of this comment, through June 30, 2011 we have used SVAs in lieu of partial charge-offs. To the extent that partial charge-offs replace specific valuation allowances, our charge-off ratios will be impacted as described in sub-item (a) above.

d)	In most instances, mortgage loans (including home equity loans and lines of credit) in first lien positions have enough equity to justify foreclosure, regardless of geography. Conversely, over 80% of home equity loans and lines of credit in subordinate positions lack the equity to justify commencing a foreclosure action which would involve paying off the first mortgage holder. However, we do monitor the foreclosure proceedings of the first mortgage holder to maximize recovery. We believe that for those less frequent occasions in which a foreclosure on a home equity loan or line of credit in subordinate position is justified, that geographic differentiation is not meaningful.

SEC Comment No. 18 – “We note your disclosures on impaired loans and interest income recognized on page 16, but we were unable to locate all the disclosures required by ASC 310-10-50-15. Please either revise future filings to provide these disclosures or tell us where the following disclosures are located within your filing:

•

The policy for recognizing interest income and how cash receipts are recorded (310-10-50-15(b)). As part of your response, please tell us why you have only recognized interest income on impaired loans with an allowance recorded ($2.3 million during the six months ended March 31, 2011) and no interest income for those impaired loans with no related allowance

•	The amount of interest income recognized using a cash-basis method, if practicable (310-10-50-15(c)(3)); and

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•	The factors considered in determining that a loan is impaired (310-10-50-15(e)).”

TFS Financial Corporation Response – The disclosure regarding our policy for recognizing interest income and how cash receipts are recorded will be revised in future filings to provide more clarification similar to the following. The following italicized disclosure is included at the beginning of the last paragraph appearing at the bottom of page 10 in our Form 10-Q for the quarter ended June 30, 2011 (for your convenience, to highlight the changes made specifically to address the issues described in Comment 18, language that has been added is underlined and language that has been deleted is indicated by strike-through):

Loans are placed in nonaccrual status when they are contractually 90 days or more past due. Loans modified in troubled debt restructurings that were in nonaccrual status prior to the restructurings remain in nonaccrual status for a minimum of six months. Interest on loans in accrual status, including certain loans individually reviewed for impairment, is recognized in interest income as it accrues, on a daily basis. Accrued interest on loans in non-accrual status is reversed by a charge to interest income and income is subsequently recognized only to the extent cash payments are received. Cash payments on loans in non-accrual status are applied to the oldest scheduled, unpaid principal and interest payment first. ~~A nonaccrual loan is returned to accrual status when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal.~~ A nonaccrual loan, other than a troubled debt restructuring, is returned to accrual status when contractual payments are less than 90 days past due. The number of days past due is determined by the number of days the oldest contractual principal and interest payment remains unpaid.

As to your question regarding why interest income recognized was only reported on loans with an allowance required, prior to the three months ended June 30, 2011, the reported amount of interest income on impaired loans included only interest recognized on accruing loans modified in troubled debt restructurings, all of which had an allowance recorded; this represented the material portion of interest recognized on impaired loans. The amount of interest income recognized on impaired loans other than those modified in troubled debt restructurings, which was not material in periods prior to June 30, 2011, will be included in future filings. The following italicized disclosure is included, beginning on page 15, in our Form 10-Q for the quarter ended June 30, 2011:

The average recorded investment in impaired loans and the amount of interest income recognized during the time within the period that the loans were impaired are summarized below. Beginning the three months ended June 30, 2011, the reported amount of interest income recognized includes interest income on all impaired loans. Prior to that period, the reported amount included interest income from only impaired loans with an allowance, resulting in a reported amount that was less than, but not materially different from, the actual amount of interest income recognized. Balances of average recorded investments are net of deferred fees.

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	Three Months Ended June 30,
	2011		2010
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
	(in thousands)
With no related allowance recorded:
Residential non-Home Today	$42,508	$194	$49,298	$0
Residential Home Today	22,697	97	45,783	0
Home equity loans and lines of credit	14,892	60	24,744	0
Construction	218	1	0	0
Consumer and other loans	0	0	0	0

Total	$80,315	$352	$119,825	$0

With an allowance recorded:
Residential non-Home Today	115,134	$703	$78,795	$343
Residential Home Today	111,846	796	69,130	315
Home equity loans and lines of credit	29,526	75	34,582	40
Construction	6,835	29	1,370	0
Consumer and other loans	1	0	0	0

Total	$263,342	$1,603	$183,877	$698

Total impaired loans:
Residential non-Home Today	$157,642	$897	$128,093	$343
Residential Home Today	134,543	893	114,913	315
Home equity loans and lines of credit	44,418	135	59,326	40
Construction	7,053	30	1,370	0
Consumer and other loans	1	0	0	0

Total	$343,657	$1,955	$303,702	$698

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	Nine Months Ended June 30,
	2011		2010
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
	(in thousands)
With no related allowance recorded:
Residential non-Home Today	$42,018	$194	$41,055	$0
Residential Home Today	27,948	97	40,901	0
Home equity loans and lines of credit	17,415	60	24,549	0
Construction	216	1	0	0
Consumer and other loans	0	0	0	0

Total	$87,597	$352	$106,505	$0

With an allowance recorded:
Residential non-Home Today	$110,912	$1,810	$67,422	$776
Residential Home Today	104,453	1,855	59,108	812
Home equity loans and lines of credit	31,474	176	33,661	146
Construction	7,025	47	1,253	0
Consumer and other loans	1	0	0	0

Total	$253,865	$3,888	$161,444	$1,734

Total impaired loans:
Residential non-Home Today	$152,930	$2,004	$108,477	$776
Residential Home Today	132,401	1,952	100,009	812
Home equity loans and lines of credit	48,889	236	58,210	146
Construction	7,241	48	1,253	0
Consumer and other loans	1	0	0	0

Total	$341,462	$4,240	$267,949	$1,734

Additionally, future filings will be revised to disclose the amount of interest income recognized using a cash-basis method. The following italicized disclosure is included in the paragraph immediately following the table on page 16 in our Form 10-Q for the quarter ended June 30, 2011:

The amount of interest income on impaired loans recognized using a cash-basis method is $542 thousand for the three months ended June 30, 2011, not materially different for the nine months ended June 30, 2011 and not material for the three and nine months ended June 30, 2010.

A disclosure similar to the following will be included in future filings to clarify the factors considered in determining that a loan is impaired:

For all classes of loans, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Factors considered in determining that a loan is impaired include the deteriorating financial condition of the borrower, a pending legal action, such as bankruptcy or foreclosure, or the absence of adequate security for the loan. For loans that have not been previously identified as impaired, individual evaluations are conducted when the borrower fails to make timely payments. In light of the housing market deterioration, the unfavorable delinquency statistics and the current instability in employment and economic prospects, beginning September 30, 2010, equity lines of credit,

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equity loans and bridge loans 90 days or more past due and residential real estate loans 180 days or more days past due are included in loans individually evaluated for impairment. Prior to September 30, 2010, individual evaluations on equity loans and bridge loans were performed at 180 or more days past due. A loan that is identified for individual evaluation based on a failure to make timely payments will continue to be reported as impaired until it is less than 30 days past due and will again be reported as impaired if it is 30 or more days past due and a sustained period of consecutive and timely payments, six months at minimum, has not passed.

Loans modified in troubled debt restructurings are separately evaluated for impairment at the time of restructuring and at each subsequent reporting date for as long as they are reported as troubled debt restructurings.

SEC Comment No. 19 – “We note your tabular disclosure that you have $345.1 million of recorded investment in impaired loans as of March 31, 2011. We also note that the total of your special mention, substandard and loss loan portfolios at March 31, 2011, as disclosed on page 17, total $279.4 million. Thus, it appears that some of your “pass” rated loans are classified as impaired. We note your disclosure on page 17 that “pass” loans are assets well protected by the current paying capacity of the borrower and the value of the underlying collateral. To the extent the difference between the total of impaired loans and the total of all of your non-”pass” loans relates to performing TDRs, please state that fact and quantify those amounts. To the extent that other factors also drive this difference, please disclose those factors and separately quantify those amounts.”

TFS Financial Corporation Response – Future filings will be revised to provide then-current information with respect to the disclosure of any difference between the balance of our recorded investment in impaired loans and the total of our non-”pass” loans. The following italicized disclosure is included as the last paragraph at the bottom of page 18 in our Form 10-Q for the quarter ended June 30, 2011 (dollar amounts in this disclosure are expressed in millions):

At June 30, 2011 and September 30, 2010, respectively, the recorded investment of impaired loans includes $119.0 and $90.2 of troubled debt restructurings that are individually evaluated for impairment, but have adequately performed under the terms of the restructuring and are classified as pass loans. At June 30, 2011 and September 30, 2010, respectively, there are $26.1 and $44.7 of loans classified substandard and $13.1 and $18.2 of loans classified special mention that are not included in the recorded investment of impaired loans; rather, they are included in loans collectively evaluated for impairment.

Supplementally, we note that our policy to individually evaluate loans is disclosed on page 16 of our Form 10-Q for the quarter ended March 31, 2011. In summary, residential real estate loans are included in loans individually evaluated for impairment when they reach 180 days or more past due. Equity lines of credit, equity loans, bridge loans, and troubled debt restructurings are included in loans individually evaluated when they reach 90 days or more past due. An immaterial amount of loans that meet the criteria to be individually evaluated near quarter end may not be included in impaired loans if the process to be individually evaluated is not complete.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 27

Controlling Our Interest Rate Risk Exposure, page 28

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SEC Comment No. 20 – “We note your disclosure on page 28 that a “SmartRate” borrower with satisfactory payment performance history can relock their interest rate an unlimited number of times at your current rate and fee schedule. Please tell us the following related to this new product (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Explain in greater detail what satisfactory payment performance history means;

b)	Tell us if there are factors other than payment history you consider in your determination to revise the interest rate for these loans; and

c)	Tell us if you obtain updated financial information for the borrower at the time of the modification.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	We define “satisfactory” payment history at relock using the following criteria:

1)	Subject loan must be current, and

2)	Not been 30 days late in the past 12 months;

3)	Not been 60 days late during the life of the loan;

4)	Not been a party to a foreclosure since the Smart Rate application was submitted;

5)	Not been a party to or declared bankruptcy since the Smart Rate application was submitted.

b)	In addition to satisfactory payment history we have the following prohibitions to allowing revisions in interest rates.

1)	Subject property must still be the customer’s primary residence- second homes and investment properties are not eligible;

2)	Rate re-lock is not permitted during the construction phase on construction-perm loans;

3)	No new funds can be advanced to the consumer;

4)	All rate caps and floor will remain as originated;

5)	Cannot extend the term of the loan; and

6)	Consumer cannot buy down the rate.

c)	We do not consider the rate re-lock to be a modification of terms since the borrower’s eligibility for this loan program is determined at origination with the parameters explicitly defined in the note. Because of the flexibility of this program, borrowers are qualified using a fully indexed rate relative to their income capacity to repay. Re-locks are permissible per the terms of the note and have a tangible net benefit to the borrower and us with respect to debt service and likelihood of re-payment. We do not obtain updated financial information from the borrower at re-lock because we do not believe that the rate re-lock meets the definition of a modification of loan terms.

Critical Accounting Policies, page 31

Allowance for Loan Losses, page 31

SEC Comment No. 21 – “We note your disclosure that after one year, a loan may no longer be included in the balance of troubled debt restructurings if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of the restructuring. Please tell us whether a significant portion of your troubled debt

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restructurings meet the criteria of having a loan modified at a market rate, and if so, disclose how many of your previous restructurings are no longer classified as troubled debt restructurings.”

TFS Financial Corporation Response – The amount of troubled debt restructurings no longer included in the reported balance of TDRs due to being modified at a market rate was not significant (less than 3% of total TDRs) at September 30, 2010 and June 30, 2011. Since July 1, 2010 and through the date of this response, there have been no loans that met the criteria to no longer be included in the balance of troubled debt restructurings. Should a significant portion of troubled debt restructurings meet the criteria to no longer be included in the reported balance of TDRs in the future, we will disclose the then current amount in future filings.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 51

SEC Comment No. 22 – “We note that on page 79 of your September 30, 2010 Form 10-K that you indicted that representatives from the OTS who specialize in the measurement of interest rate risk had expressed concern regarding several significant assumptions used in both the OTS model and in your internal model, as well as the reliability of the resulting profiles generated by those models. Your disclosure also noted that in response, you were reassessing the reasonableness of the assumptions, which may result in revisions to reported estimates regarding your interest rate profile. We also note your disclosure on page 29 of your March 31, 2011 Form 10-Q that you engaged a third party to conduct an assessment of your interest rate management policy and as a result of the assessment, you are in the process of implementing a new interest rate risk model to provide more customized analysis. Your disclosure also states that you submitted the third party assessments to the OTS in February 2011. Please respond to the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Tell us whether the OTS has concurred with the changes you have proposed to your model;

b)	Tell us when you plan to disclose the results of your new interest rate risk model;

c)	Tell us whether the changes you are making to the model also incorporate the OTS’s concerns regarding some of the assumptions you previously utilized; and

d)	We note that in both your December 31, 2010 and March 31, 2011 Forms 10-Q (page 52 of March 31, 2011 Form 10-Q) your disclosure indicated that the OTS’s calculations of the estimated changes in NPV of the Association were not currently available. Please tell us whether you considered disclosing the results on a lagged basis in your Forms 10-Q, or whether you considered providing this information on a Form 8-K once it becomes available.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)

As our supervisor and regulator, in the normal course of their procedures, the OTS reviewed and considered many of our proposals. Generally, if such proposals were deemed reasonable, adequate and appropriate, the OTS would indicate their acceptance or provide us with their non-objection. Inasmuch as the OTS never endorsed, or concurred with, a particular proposal we are reluctant to represent that they had, in this

Securities and Exchange Commission

August 15, 2011

instance, “concurred.” However, we report to you that the OTS did not object to our proposed model changes.

b)	We expect to disclose the results of our new interest rate model in our Form 10-Q for the quarter ending December 31, 2011.

c)	We believe that use of the new interest rate risk model will allow us to address and resolve the OTS’s concerns regarding certain assumptions that we previously used.

d)	While we considered disclosing the results of the OTS’s calculation of the estimated changes in NPV of the Association on a lagged basis, we concluded that such disclosure would be of limited value because of its aged nature and we further concluded that readers would find more value in more contemporaneous information. Additionally, and as disclosed in our Form 10-K and Form 10-Qs, “our internal model is tailored specifically to our organization which, we believe, improves the accuracy of our internally prepared NPV estimates.” As a result, to the extent that we had provided contemporaneous information using the results of our internal model, we considered Form 8-K disclosure of the results of the OTS model unnecessary.

* * * * *

Pursuant to the instructions of your Letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman
David S. Huffman, Chief Financial Officer